Northern Trust Corporation

50 South La Salle Street

Chicago, Illinois 60603

(312) 630-6000

February 4, 2015

VIA EDGAR TRANSMISSION

Ms. Stephanie Ciboroski

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Northern Trust Corporation

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

File No. 000-05965

Dear Ms. Ciboroski:

We are writing as a follow-up to our telephone conversation on January 22, 2015 regarding the following comment of the Securities and Exchange Commission (the “Commission”) staff contained in your letter of November 28, 2014 pertaining to certain disclosures made by Northern Trust Corporation (the “Corporation” or “Northern Trust”) in its Form 10-K for the fiscal year ended December 31, 2013 (the “Comment Letter”):

•	Provide a roll-forward of your AUM by investment strategy (i.e. equities, fixed income, cash and other assets) that separately presents gross client inflows, gross client outflows, market appreciation/ (depreciation), and foreign currency translation adjustments.

As we discussed, at Northern Trust, Asset Management supports the clients of the Corporation’s two reporting segments—Wealth Management and Corporate & Institutional Services—through five primary product lines: Index Management, Cash Management, Fixed Income, Active Equity and Multi-Manager Solutions. In each product line, sub-products are delivered through a variety of investment vehicles including: mutual funds, exchange traded funds, collective trusts, common funds, undertakings for collective investment in transferrable securities and separately managed accounts. Northern Trust has grown these product lines both organically and through acquisition. The vast majority of Northern Trust’s assets under management (“AUM”) is managed by the Asset Management unit through its offices in Chicago, Stamford, Toronto, London, Tokyo and Hong Kong, with the remainder being managed through its Wealth Management network by advisors in local offices throughout the United States.

Although Northern Trust has a well-controlled process to aggregate individual security positions from the multiple source systems where its assets are managed, the infrastructure to support the above-referenced product lines is not a centralized platform and does

Ms. Stephanie Ciboroski

U.S. Securities and Exchange Commission

February 4, 2015

not currently allow for the transactional flow reporting necessary to provide the AUM roll-forward requested in the Comment Letter. However, as we discussed, Northern Trust recognizes that such an AUM roll-forward would provide information useful to both the Corporation and its stockholders, and therefore is committed to developing AUM transactional reporting. Accordingly, the Corporation undertakes to include a roll-forward of its AUM in future filings following the Corporation’s validation of the data and controls surrounding the new processes being implemented to facilitate AUM transactional reporting. In the meantime, the Corporation undertakes to provide additional disclosure regarding the drivers of changes in AUM over comparable periods in each of its periodic reports under the Exchange Act, beginning with the Corporation’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014.

As requested in the Comment Letter, the Corporation acknowledges that:

•	the Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Corporation’s filings; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Corporation believes the foregoing, in conjunction with our letter to the Commission dated December 31, 2014, provides a complete response to the Comment Letter. Should you have any questions, please contact me at (312) 444-5421 or Jane Karpinski, Senior Vice President and Controller, at (312) 630-0693.

Very truly yours,

By:	/s/ S. Biff Bowman
S. Biff Bowman
Executive Vice President &
Chief Financial Officer